

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-Mail
Richard J. Campo
Executive Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, TX   77046

> **Re: Camden Property Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-12110**

Dear Mr. Campo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 17, 2012

Item 2. Properties, page 10

1. Please tell us whether the average monthly rental rate per apartment disclosed incorporates tenant concessions, such as free rent periods. If not, please discuss the impact of such measures on your rental revenues, in future Exchange Act periodic reports.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…, page 16

2. You disclose your specific use of proceeds from your January 2012 at-the-market issuance but not your issuances in 2011. From page 34, we note that the at-the-

market issuances in 2011 partially offset your cash used in financing activities. In future Exchange Act periodic reports, please include disclosure regarding the use of proceeds from your at-the-market issuances during the reported period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions, page 22

3. In future Exchange Act periodic reports, to the extent you hold material amount of land, please include a discussion of the amount of development the land could support.

Development and Lease-Up Properties, page 24

4. We note your disclosure on page 5 and 35 that you expect increased levels of development activity in 2012. In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flow from investing activities within the consolidated statement of cash flows.

Results of Operations, page 26

5. You define same store communities as communities we owned and which were stabilized as of January 1, 2010. On page 22 you define stabilized as a property that reaches 90% occupancy at the beginning of a period. Please tell us how you would define a property that has previously reached 90% occupancy and then later goes below 90% occupancy and is not going through a redevelopment. We may have further comment.

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Cost Capitalization, page F-10

6. We note that you have disclosed that construction and carrying costs are capitalized until the apartment homes are substantially completed. Please tell us, and disclose as part of your significant accounting policies and critical accounting policies in future filings, when the capitalization period begins and how that is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief